Financial Statements Prepared by Taseah Development Corp for 2016

Items	Dollar Amount
Income	0.00
Cost	0.00
Taxable Income	0.00
Tax	0.00

Notes:

(1) Based on the Regulation Crowdfunding, a company should disclose income and tax from its federal income tax returns if the target funding request is $100,000 or less. However, because Taseah Development Corp was incorporated in June 2016, the company has not filed federal tax returns yet. The financial statements shown above reflect this fact.

I, James E. Ward Jr., certify the information presented above is accurate and true.

Signature:

Title: President

Date: August 24th, 2016